САМАРАЭНЕРГО
ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ "САМАРАЭНЕРГО"

443100, г. Самара, ул. Маяковского, 15
Тел. (8462) 79-63-59; Факс (8462) 42-43-94;
Телетайп 714166 СВЕТ; adm@snet.samen.elektra.ru

RECEIVED
2004 JUN 10 A 9:46
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

от 4.06.2004 № 104-174/3905

на № ________ от ____________

12g3-2(b)
File# 82-4708

[redacted]

04030862

Securities and Exchange Commission
Division of International Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Exemption No.: 82-4708

AO Samaraenergo

Dear Sirs,

In connection with Company's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), please find enclosed information about an important fact (event, action), affecting financial and economical activities of our company, published in Appendix to "Vestnik of FKCB".

PROCESSED
JUN 21 2004
THOMSON
FINANCIAL

Sincerely,

S.U. Shevchenko,
Chief of the Departement
of the corporate activities

dw 6/21

Information about an important fact (event, action), affecting financial and economical activities of the emitter, securities issue.

Full denomination of the Emitter: ***Open Joint Stock Company of Energetics and Electrification "Samaraenergo"***

Address: ***Russian Federation, 443100, Samara, Ul. Mayakovskogo, 15***

Address of the internet site, being used by emitter for publishing the information about an important facts: http://www.samaraenergo.ru

Denomination of the edition, being used by emitter for publishing the information about an important facts: ***"Samarskie Izvestia", "Prilozhgenie k Vectniku FKCB Rossii".***

Information about official registration of Report on additional securities issue:

- Common inscribed non-documentary stock.
- Official registration number of issue - 1-01-00127-A-003D.
- Denomination of official body, had been registering the additional issue of securities: Federal Commission for the Securities Market of Russia.
- Quantity of distributed securities – 59 725 245 (fifty nine million seven hundred twenty five thousand two hundred forty five) stocks nominal value 1 Ruble each.
- Quota of the actually distributed securities: 99,79% of the additional issue.
- The way of distributing – converting in stock the convertible obligations of JSC. "Samaraenergo" (official registration number of issue – 42-2-9 as of January 10, 1996.
- Term of stock distribution - March 22, 2004 (the obligations converting - on 45 (forty fifth) day, following the date of the state registration of the shares issue).
- Securities prospectus was not registered.
- Date of the official registration of the report about the additional securities issue results – May 14, 2004.
- Denomination of official body, had been registering the additional issue of securities: Federal Commission for the Securities Market of Russia.